Exhibit 99.1
FCA US Amends and Partially Prepays Term Loans
Fiat Chrysler Automobiles N.V. (“FCA“) (NYSE: FCAU/MTA: FCA) announced today that its subsidiary FCA US LLC (“FCA US”) has entered into amendments to its Term Loan maturing in 2017 and its Term Loan maturing in 2018 (collectively, the “Amendments”) to eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the FCA Group.
The Amendments represent the final step toward allowing the free flow of capital among members of the FCA Group, as previously announced, and enabling access to the second €2.5 billion tranche of FCA’s €5 billion syndicated revolving credit facility.
As a condition to effectiveness of the Amendments, FCA US made a $2 billion voluntary prepayment, applied to the Term Loans in proportion to their respective principal balances. After giving effect to the prepayment, the aggregate outstanding principal balance of the Term Loans is approximately $2.8 billion.
London, 15 March 2016
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